

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. Craig A. Fielding
Chief Executive Officer
Consorteum Holdings, Inc.
Suite 550
141 Adelaide Street West
Toronto, Ontario, M5H 3L5 Canada

      Re: Consorteum Holdings, Inc.
              Form 10-K for the fiscal year ended June 30, 2010
              Filed November 15, 2010
              File No. 0-53153

Dear Mr. Fielding:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Explanatory note

1. We note that you amended your Form 10-K to include the final version of your financial statements. In this regard you should amend your 10-K/A to label the financial statements as restated and to include a footnote in the financial statements which includes the details of the differences from your previously filed 10-K which was filed on November 15, 2010. Further please have your auditor revise their opinion to refer to the restatement footnote accordingly.

5. Investments in Affiliated Companies, page F-16

2. We note that you now own 75% of My Golf Rewards Canada Inc. due to the January 13, 2010 acquisition of an additional 26%. Tell us where you have presented the balances attributable to the 25% non-controlling interest in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3343 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director